UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2023

CXAPP HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	333-267964	92-0409324
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation (the “Investor Presentation”) that will be used by CXApp Holding Corp., a Delaware corporation (the “Company” or “CXApp”) and KINS Technology Group Inc., a Delaware corporation (“KINS”), in connection with the transactions contemplated by the Merger Agreement (as defined below) described below.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As previously announced, on September 25, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Inpixon, a Nevada corporation and parent company of the Company, KINS, and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving company and a wholly-owned subsidiary of KINS (the “Merger”).

Waiver of the Minimum Cash Condition

Pursuant to the Merger Agreement, the parties thereto agreed that the obligations of the Company to consummate the transactions contemplated by the Merger Agreement are subject to satisfaction or waiver by the Company of the condition that the (i) aggregate amount of cash available in the trust account following the KINS stockholders’ meeting to approve the merger, after deducting the amount required to satisfy the KINS share redemption amount (but prior to payment of any Company transaction expenses or KINS transaction expenses), plus (ii) the aggregate gross purchase price of any other purchase of shares of KINS common stock (or securities convertible or exchangeable for KINS common stock) actually received by KINS prior to or substantially concurrently with the closing, plus (iii) the aggregate gross purchase price of any other purchase of shares of Company common stock (or securities convertible or exchangeable for Company common stock) actually received by the Company prior to or substantially concurrently with the closing, is equal to or greater than $9,500,000 (the “Minimum Cash Condition”).

On February 27, 2023, the Company irrevocably and unconditionally waived the Minimum Cash Condition.

Change to the Proposed Second Amended and Restated Certificate of Incorporation

Pursuant to the Merger Agreement, the parties thereto mutually agreed to revise the proposed Second Amended and Restated Certificate of Incorporation by including the following sentence at the end of Article V. A. 7 thereof:

“In addition to the foregoing, the Board of Directors shall be permitted to convert all or any portion of the outstanding Class C Common Stock (pro rata as near as reasonably practical for each beneficial owner as of a date determined by the Board of Directors and rounded down to the nearest whole share) for any reason, including in connection with any regulatory or stock exchange listing requirement.”

On March 8, 2023, the KINS stockholders as of February 2, 2023, the record date, will consider and vote upon a proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of KINS, as so revised (the “Revised Proposed Charter”) that will replace the existing amended and restated certificate of incorporation of KINS currently in effect, which, if approved, would take effect at the effective time of the Merger (a copy of the Revised Proposed Charter is attached as Exhibit 3.1).

The Revised Proposed Charter would give KINS the flexibility to increase the public float as it reasonably determines necessary, including with respect to meeting the minimum continued listing standards of the Nasdaq Capital Market. The timing and amount of any conversion would be dependent on, among other things, the number of publicly held shares and the prevailing stock price for the KINS Class A common stock.

Additional Information and Where To Find It

In connection with the proposed business combination (the “Business Combination”) and the distribution of CXApp common stock to Inpixon securityholders, CXApp filed a registration statement on Form S-1 (SEC File No. 333-267964) (the “Form S-1”), which includes a final prospectus registering shares of CXApp common stock, and KINS has filed with the SEC a registration statement on Form S-4 (File No. 333-267938) on October 19, 2022, as amended (the “Form S-4”), which includes a final proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp includes the final proxy statement/prospectus filed by KINS, which serves as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS have filed with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s securityholders and other interested persons are advised to read, when available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The final proxy statement/prospectus contained in KINS’s registration statement was mailed to KINS’s stockholders as of the record date of February 2, 2023 for voting on the Business Combination. The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

CXApp, Inpixon and KINS and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the transaction. Information about the directors and executive officers of KINS is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the stockholders of KINS and a description of their direct and indirect interests in KINS, by security holdings or otherwise, will be included in the proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

The information contained in this Current Report on Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Spin-Off and the Business Combination and the ability of the parties to complete the Spin-Off and the Business Combination, are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of CXApp, Inpixon and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all; the risk that KINS stockholder approval of the Business Combination is not obtained; the failure to receive certain governmental and regulatory approvals; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Inpixon’s most recent annual report on Form 10-K, the Form S-4, the Form S-1, KINS’s registration statement on Form S-1 (File No. 333-249177), the proxy statement/prospectus and certain other documents filed or that may be filed by CXApp, Inpixon or KINS from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CXApp, Inpixon and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of CXApp, Inpixon or KINS gives any assurance that CXApp, Inpixon or KINS will achieve their expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Second Amended and Restated Certificate of Incorporation of KINS Technology Group Inc.
99.1	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CXAPP HOLDING CORP.

Date: February 28, 2023	By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

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